Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Successor		Predecessor
	Year Ended December 31,	87 Days Ended December 31,	191 Days Ended July 10,	Years Ended December 31,
	2013	2012	2013	2012	2011	2010	2009
	(in millions)
Earnings (loss):
(Loss) income from continuing operations before income taxes	$(1,815)	$(23)	$443	$(4,172)	$(2,636)	$(3,299)	$(3,494)
Equity in losses of unconsolidated investments, net	—	—	482	1,114	1,730	1,286	803
Fixed charges	1,367	—	1,501	2,365	2,068	2,081	2,047
Interest capitalized	(30)	—	(29)	(278)	(413)	(13)	(12)
Amortization of interest capitalized	56	—	71	81	48	85	85
Earnings (loss), as adjusted	(422)	(23)	2,468	(890)	797	140	(571)
Fixed charges:
Interest expense	918	—	1,135	1,428	1,011	1,464	1,450
Interest capitalized	30	—	29	278	413	13	12
Portion of rentals representative of interest	419	—	337	659	644	604	585
Fixed charges	1,367	—	1,501	2,365	2,068	2,081	2,047
Ratio of earnings to fixed charges	— (1)	— (2)	1.6 (3)	— (4)	— (5)	— (6)	— (7)

(1)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.8 billion at December 31, 2013.

(2)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $23 million at December 31, 2012.

(3)
The income from continuing operations before taxes for the 191 days ended July 10, 2013 included a pretax gain of $2.9 billion as a result of acquisition of our previously-held equity interest in Clearwire.

(4)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $3.3 billion in 2012.

(5)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.3 billion in 2011.

(6)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.9 billion in 2010.

(7)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $2.6 billion in 2009.